UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 1-9894

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT ENERGY CORPORATION

4902 North Biltmore Lane

Madison, Wisconsin 53718

REQUIRED INFORMATION

The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Page 1 of 21 pages

Exhibit Index is on page 20

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE YEAR ENDED DECEMBER 31, 2011,

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Total Compensation Committee and Participants of the Alliant Energy Corporation 401(k) Savings Plan

Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Alliant Energy Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2011, and (2) assets (acquired and disposed of within year) for the year ended December 31, 2011, and (3) reportable transactions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

June 22, 2012

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Investments (Refer to Notes 7, 8 and 9)	$647,298,220	$653,832,410
Notes receivable from participants	10,840,454	10,815,316

Net assets available for benefits at fair value	658,138,674	664,647,726
Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Refer to Note 2)	(441,941)	913,543

Net assets available for benefits	$657,696,733	$665,561,269

The accompanying Notes to Financial Statements are an integral part of these statements.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

Net assets available for benefits — beginning of year	$665,561,269

Contributions:
Cash contributions from employees	29,157,305
Employer contributions:
Cash	17,977,889
Cash for purchase of Alliant Energy Corporation common stock	654,356
Rollovers from other qualified plans	383,494

Transfer of assets from IES Employee Stock Ownership Plan	1,880,050

Investment income:
Interest and dividends	10,690,422
Net depreciation in fair value of investments (Refer to Note 7)	(4,508,646)

6,181,776

Interest income on notes receivable from participants	515,154

Distributions to participants	(64,614,560)

Net decrease	(7,864,536)

Net assets available for benefits — end of year	$657,696,733

The accompanying Notes to Financial Statements are an integral part of this statement.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

Note 1. Description of the Plan

The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours. Effective for nonbargaining employees hired on or after Jan. 1, 2011 and bargaining employees hired on or after Jan. 1, 2012, an initial automatic 3% pre-tax contribution rate will apply unless the employee makes a contrary election within 30 days of their hire date.

An Employee Stock Ownership Plan (ESOP) is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price. Effective July 1, 2011, the IES Employee Stock Ownership Plan merged with and into the Plan.

The Company provides matching contributions of $0.50 for each $1 contributed by the participant up to the first 8% of each respective participant’s eligible compensation. In addition, the Company provides a contribution into each active employee’s 401(k) account each pay period based on a percentage of their base pay (non-elective Company cash contribution) as follows:

Age plus Years of Service	Company Contribution
< 49	4%
50 – 69	5%
70+	6%

Company matching contributions and the non-elective Company cash contributions are generally invested at each participant’s discretion. Participants may subsequently re-designate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan.

An “additional” Company contribution is contributed to the accounts of active participants, as of the last day of the Plan year, who contributed at least the maximum level of their compensation eligible to be matched by the Company and did not receive the maximum level of Company matching contributions based on their contributions during the Plan year. The amount of the “additional” Company contribution is the difference between the maximum level of Company matching contributions based on the participants contributions during the Plan year and the amount of Company matching contributions previously received by the participant during the Plan year.

There are certain exceptions to the Company matching contributions and non-elective Company cash contributions described above for bargaining unit employees. These exceptions are dependent on the bargaining unit in which the employee participates and the employee’s date of hire. These exceptions include certain employees being ineligible for the non-elective Company cash contribution and the Company matching contribution being limited to $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation. In addition, certain bargaining unit employees are eligible for an additional Company contribution of 1% of their respective eligible compensation (1% Company contribution). Dependent on the bargaining unit which the employee participates in, the 1% Company contribution will be invested in the Alliant Energy Corporation Common Stock Fund or according to the participant’s discretion as a cash contribution. Participants must have at least three years of service before they can diversify investments from this 1% Company contribution invested in the Alliant Energy Corporation Common Stock Fund to different investment funds.

Employee contribution limits for 2011 were as follows:

Eligible employee annual contribution limit as a percentage of compensation	50%
Maximum annual contribution limit*	$16,500

*	Participants who were at least age 50 by Dec. 31, 2011 were eligible to make additional catch-up contributions of up to $5,500 in 2011. These additional catch-up contributions were not eligible for any Company match.

Participants are immediately vested in their respective employee and employer contributions, except for the non-elective Company cash contribution which is subject to a three year cliff vesting schedule for new employees hired on Aug. 1, 2008 or later, or on a date agreed to pursuant to the terms of the participant’s respective bargaining agreement. At Dec. 31, 2011 and 2010, forfeited nonvested accounts totaled $57,964 and $136,809, respectively. These accounts will be used to reduce future employer contributions. During the year ended Dec. 31, 2011, employer contributions were reduced by $208,647 from forfeited nonvested accounts.

Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by J.P. Morgan Retirement Plan Services LLC (the Trustee or JPMorgan). Individual accounts are maintained by the Trustee for each participant. Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans outstanding ranged from 4.25% to 10.50% at both Dec. 31, 2011 and 2010. Principal and interest are repaid bi-weekly through employee payroll deductions.

Note 2. Summary of Significant Accounting Policies

(a) Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) New Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance which requires additional fair value measurement disclosures relating to Level 3 measurements and disclosures of the fair value hierarchy levels for assets and liabilities that are not measured at fair value on the balance sheet, but for which disclosure of fair value is required. The guidance is effective for interim and annual periods beginning after Dec. 15, 2011. The guidance is not expected to have a material impact on the financial statements of the Plan upon its adoption.

(c) Accounting for Fully Benefit-Responsive Contracts — In accordance with FASB authoritative guidance which defines reporting of fully benefit-responsive contracts held by defined-contribution pension plans, the statements of net assets available for benefits present investments at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Certain events, such as a Plan termination or merger, initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Committee believes the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.

(d) Valuation of Investments and Income Recognition — The Plan’s investments are stated at fair value. All Guaranteed Investment Contracts (GICs) held by the Plan are fully benefit-responsive contracts and at Dec. 31, 2011 and 2010 all were synthetic GICs. The synthetic GICs are comprised of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate. The contract value of all GIC investments was $70,581,989 and $68,767,397 at Dec. 31, 2011 and 2010, respectively. The approximate fair value of these investments was $71,023,930 and $67,853,854 at Dec. 31, 2011 and 2010, respectively, based on the fair value of the underlying assets. The weighted average yields for the GICs based on annualized earnings on Dec. 31, 2011 and 2010 were 2.07% and 3.29%, respectively. The weighted average yields for the GICs based on the interest rate credited to participants on Dec. 31, 2011 and 2010 were 2.69% and 2.43%, respectively. All other Plan investments are carried at fair value as determined by quoted market prices or the net asset value of shares held by the Plan on the valuation date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(e) Net Depreciation in Fair Value of Investments — Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for benefits as “Net depreciation in fair value of investments.”

(f) Notes Receivable from Participants — Participant loans are carried at their unpaid principal balance, plus any accrued but unpaid interest.

(g) Payment of Benefits — Benefit payments to participants are recorded when paid.

(h) Expenses — All expenses paid through the Plan are recorded with investment earnings in the accompanying statement of changes in net assets available for benefits. Recordkeeping fees are reported separate from investment earnings on JPMorgan individual participant statements and are paid for directly by the Plan participants. Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances, but can be identified in the investment fund information supplied to participants from JPMorgan. Certain other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

(i) Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(j) Risk and Uncertainties — The Plan invests in various investments, including registered investment companies, common/collective trusts, common stock of the Company and synthetic investment contracts. The Plan also offers a Self-Managed Brokerage Account option which allows participants to invest in a wide range of mutual funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated Aug. 25, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter and has applied for a new determination letter. The Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Note 4. Plan Termination Provisions

Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

Note 5. Withdrawals and Distributions

Withdrawals from participants’ account balances are allowed when participants who are actively employed reach age 70-1/2 (or age 59-1/2 for certain participants). Withdrawals are also allowed due to special “hardship” circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant’s account balance is less than $5,000. If a withdrawing participant’s account balance exceeds $1,000 but is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established at the Trustee. If a withdrawing participant’s account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum, partial distribution or substantially equal annual installments. Effective Jan. 1, 2011, active employees who are at least age 59-1/2 may elect to withdraw all or any portion of their account balance and beneficiaries of deceased employees can remain in the Plan. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at Dec. 31, 2011 and 2010 were $0. Distributions payable are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500.

Note 6. Derivative Financial Instruments

The Plan did not invest in derivative financial instruments during 2011 and 2010.

Note 7. Investment Information

Investments held which were greater than 5% of the Plan’s net assets available for benefits as of Dec. 31 were as follows:

	2011	2010
Alliant Energy Corporation Common Stock*	$95,938,171	$85,917,531
(non-participant directed: $1,345 (31 shares) and $20,490 (557 shares), respectively)
(participant directed: $95,936,826 (2,174,945 shares) and $85,897,041 (2,336,063 shares), respectively)
State Street Global Advisors S&P 500 Index Fund, 3,797,235 and 0 class N shares, respectively	93,689,171	—
Winslow Large Cap Growth Fund, 3,672,327 and 0 class I shares, respectively	73,777,051	—
American Funds EuroPacific Growth Fund, 1,953,375 and 1,818,838 class R6 shares, respectively	68,622,065	75,245,315
JPMorgan Intermediate Bond Fund*, 4,780,360 and 4,788,174 shares, respectively	67,737,697	64,688,226
PIMCO Total Return Fund, 5,498,164 and 5,900,826 class I shares, respectively	59,765,041	64,023,960
Dodge & Cox Stock Fund, 486,809 and 490,524 shares, respectively	49,479,293	52,858,901
State Street Global Advisors U.S. Bond Market Index Fund, 3,778,238 and 0 class C shares, respectively	46,003,823	—
American Funds Growth Fund of America, 0 and 2,899,789 class R6 shares, respectively	—	88,269,588
State Street Global Advisors S&P 500 Index Securities Lending Series Fund, 0 and 3,636,970 class II shares, respectively	—	87,894,665
State Street Global Advisors U.S. Bond Index Securities Lending Series Fund, 0 and 2,668,918 class II shares, respectively	—	37,922,656

*	Represents party known to be a party-in-interest to the Plan.

During 2011, the Plan’s investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

Alliant Energy Corporation Common Stock*	$16,264,203
State Street Global Advisors U.S. Bond Market Index Fund	1,714,641
State Street Global Advisors S&P 500 Index Securities Lending Series Fund	1,519,564
State Street Global Advisors U.S. Bond Index Securities Lending Series Fund	1,414,226
American Funds Growth Fund of America	377,848
State Street Global Advisors S&P 500 Index Fund	340,286
PIMCO Total Return Fund	130,952
Vanguard Inflation-Protected Securities Fund	85,853
Self-Managed Brokerage Accounts	(219,235)
Wellington Mid Cap Growth Fund	(897,751)
Columbia Multi-Advisor Small Cap Value Fund	(910,585)
Buffalo Small Cap Fund	(1,229,678)
Perkins Mid Cap Value Fund	(1,302,000)
Winslow Large Cap Growth Fund	(2,021,865)
Dodge & Cox Stock Fund	(2,791,942)
Boston Company Emerging Markets Value Equity Fund	(5,153,190)
American Funds EuroPacific Growth Fund	(11,829,973)

Net depreciation in fair value of investments	($4,508,646)

*	Represents party known to be a party-in-interest to the Plan.

Note 8. Fair Value Measurements

Valuation Hierarchy — Fair value measurement accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and a description of the Plan’s assets for each are as follows:

Level 1 — Pricing inputs are unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 Plan assets include investments in registered investment companies and common stocks and are valued at the closing price reported in the active market in which the individual securities are traded. Assets of participant-directed brokerage accounts at Dec. 31, 2011 and 2010 were limited to investments in registered investment companies.

Level 2 — Pricing inputs are quoted prices for similar asset or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 Plan assets include investments in common/collective trusts and government and agency obligations. Common/collective trusts are valued at the net asset value (NAV) of shares held by the Plan which is based on the fair market value of the underlying investments of the common/collective trusts. The common/collective trusts underlying assets primarily consist of traded securities that have a variety of investment strategies including domestic and international equity and fixed income funds. Government and agency obligations are valued at the closing price reported in the active market in which the individual securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings.

Level 3 — Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Level 3 Plan assets include synthetic guaranteed investment contract wrappers. Synthetic guaranteed investment contract wrappers are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The fair value of all synthetic guaranteed investment contract wrappers was $11,560 and $0 at Dec. 31, 2011 and 2010, respectively.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Recurring Fair Value Measurements — The Plan’s recurring items subject to fair value measurements disclosure requirements at Dec. 31, 2011 and 2010 were as follows:

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at Dec. 31, 2011:
Registered investment companies:
U.S. large cap value	$49,479,293	$49,479,293	$—	$—
U.S. mid cap value	12,156,182	12,156,182	—	—
U.S. small cap value	12,010,730	12,010,730	—	—
U.S. small cap growth	25,402,918	25,402,918	—	—
International — developed markets	68,622,065	68,622,065	—	—
Fixed income funds	60,690,196	60,690,196	—	—
Common/collective trusts:
U.S. large cap growth	73,777,051	—	73,777,051	—
U.S. large cap core	93,689,171	—	93,689,171	—
U.S. mid cap growth	12,395,019	—	12,395,019	—
International — emerging markets	16,351,605	—	16,351,605	—
Fixed income funds	113,741,520	—	113,741,520	—
Liquidity funds	9,093,314	—	9,093,314	—
Common stocks	95,938,171	95,938,171	—	—
Government and agency obligations	1,504,581	—	1,504,581	—
Participant-directed brokerage accounts	2,434,844	2,434,844	—	—
Synthetic guaranteed investment contract wrappers	11,560	—	—	11,560

Total assets at fair value	$647,298,220	$326,734,399	$320,552,261	$11,560

Assets at Dec. 31, 2010:
Registered investment companies:
U.S. large cap value	$52,858,901	$52,858,901	$—	$—
U.S. large cap growth	88,269,588	88,269,588	—	—
U.S. mid cap value	11,514,777	11,514,777	—	—
U.S. small cap value	13,245,231	13,245,231	—	—
U.S. small cap growth	27,801,962	27,801,962	—	—
International — developed markets	75,245,315	75,245,315	—	—
Fixed income funds	64,798,110	64,798,110	—	—
Common/collective trusts:
U.S. large cap core	87,894,665	—	87,894,665	—
U.S. mid cap growth	12,681,061	—	12,681,061	—
International — emerging markets	24,147,621	—	24,147,621	—
Fixed income funds	102,610,882	—	102,610,882	—
Liquidity funds	3,010,818	—	3,010,818	—
Common stocks	85,917,531	85,917,531	—	—
Government and agency obligations	1,644,010	—	1,644,010	—
Participant-directed brokerage accounts	2,191,938	2,191,938	—	—

Total assets at fair value	$653,832,410	$421,843,353	$231,989,057	$—

Additional information for the Plan’s recurring fair value measurements using significant unobservable inputs (Level 3 inputs) for 2011 was as follows:

Synthetic Guaranteed Investment Contract Wrappers
Beginning balance, Jan. 1, 2011	$—
Unrealized gains relating to instruments still held at Dec. 31, 2011	11,560

Ending balance, Dec. 31, 2011	$11,560

Note 9. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments was as follows:

	Dec. 31,
Net assets:	2011	2010
Alliant Energy Corporation Common Stock*	$1,345	$20,490

Changes in net assets:	2011
Employer contributions	$4,688

Investment activity:
Net depreciation in fair value of investments	(2,780)
Dividend income	618

Transfers to participant directed investments (Note 1)	(19,829)
Distributions to participants	(1,842)

	($19,145)

*	Represents party known to be a party-in-interest to the Plan.

Note 10. Related Party Transactions

Certain Plan investments are shares of common trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of Dec. 31, 2011 and 2010, the Plan held 2,174,976 and 2,336,620 shares of Alliant Energy Corporation common stock with a cost basis of $66,098,871 and $67,748,016, respectively. In 2011 and 2010, the Plan recorded dividend income of $3,785,196 and $3,892,036, respectively, from investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

Note 11. Reconciliation to Form 5500

Net assets available for benefits in the accompanying financial statements report fully benefit-responsive investment contracts at contract value, however, the contracts are recorded at fair value in the Plan’s Form 5500. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as filed by the Company:

	2011	2010
Net assets available for benefits per financial statements	$657,696,733	$665,561,269
Adjustments:
Fair value to contract value for fully benefit-responsive investment contracts	441,941	(913,543)
Deemed distributions of participant loans	(73,763)	(31,218)

Amounts reported per Form 5500	$658,064,911	$664,616,508

The following table reconciles the net decrease in net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for 2011:

Net decrease
Amounts reported per financial statements	($7,864,536)
Adjustments:
Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,355,484
Deemed distributions of participant loans during 2011	(42,545)

Amounts reported per Form 5500	($6,551,597)

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost*		Current Value
Registered Investment Companies	American Funds EuroPacific Growth Fund, 1,953,375 class R6 shares			$68,622,065
	PIMCO Total Return Fund, 5,498,164 class I shares			59,765,041
	Dodge & Cox Stock Fund, 486,809 shares			49,479,293
	Buffalo Small Cap Fund, 1,018,970 shares			25,402,918
	Perkins Mid Cap Value Fund, 602,388 class I shares			12,156,182
	Columbia Multi-Advisor Small Cap Value Fund, 2,187,747 class R5 shares			12,010,730
	Vanguard Inflation-Protected Securities Fund, 33,387 Admiral shares			925,155

Common/Collective Trusts	State Street Global Advisors S&P 500 Index Fund, 3,797,235 class N shares			93,689,171
	Winslow Large Cap Growth Fund, 3,672,327 class I shares			73,777,051
	JPMorgan Intermediate Bond Fund**, 4,780,360 shares			67,737,697
	State Street Global Advisors U.S. Bond Market Index Fund, 3,778,238 class C shares			46,003,823
	Boston Company Emerging Markets Value Equity Fund, 330,055 shares			16,351,605
	Wellington Mid Cap Growth Fund, 1,045,111 shares			12,395,019
	JPMorgan Liquidity Fund**, 9,093,314 shares			9,093,314

Corporate Stocks: Common	Alliant Energy Corporation common stock**, 2,174,976 shares	$852	*	95,938,171

Government and Agency Obligations	US TREASURY NOTE 4.750%, 08/15/17, par value $610,000			734,478
	FNMA 10 YR FN 387608 Mtg Back 4.80%, 9/1/15, par value $196,581			214,006
	FHLMC 30 YR FH 1G2450 Mtg Back FRN, 8/1/36, par value $105,217			112,290
	FNMA 30 YR FN 826908 Mtg Back FRN, 8/1/35, par value $64,004			68,627
	FNMA 30 YR FN 725090 Mtg Back FRN, 11/1/33, par value $40,534			43,475
	FNMA 30 YR FN 844705 Mtg Back FRN, 12/1/35, par value $34,792			37,582
	FNMA 30 YR FN 799769 Mtg Back FRN, 11/1/34, par value $34,902			36,804
	FNMA 30 YR FN 887096 Mtg Back FRN, 7/1/36, par value $34,072			36,584
	FNMA 30 YR FN 764082 Mtg Back FRN, 1/1/34, par value $34,588			35,757
	FNMA 30 YR FN 705304 Mtg Back FRN, 6/1/33, par value $31,329			33,405
	FNMA 30 YR FN 866097 Mtg Back FRN, 2/1/36, par value $28,481			30,536
	FNMA 30 YR FN 801344 Mtg Back FRN, 10/1/34, par value $26,920			28,415
	FNMA 30 YR FN 809534 Mtg Back FRN, 2/1/35, par value $25,932			27,367
	FNMA 30 YR FN 902818 Mtg Back FRN, 11/1/36, par value $22,656			23,963
	FNMA 30 YR FN 872753 Mtg Back FRN, 6/1/36, par value $20,468			21,946
	FNMA 30 YR FN 849082 Mtg Back FRN, 1/1/36, par value $18,116			19,346

Investment Contracts	Aegon, 2.95%
	Synthetic Guaranteed Investment Contract Wrapper			5,785
	State Street Bank, 2.95%
	Synthetic Guaranteed Investment Contract Wrapper			5,775
	ING, 2.95%
	Synthetic Guaranteed Investment Contract Wrapper			—

Participant-Directed Brokerage Accounts	Self-Managed Brokerage Accounts			2,434,844

Participant Promissory Notes**	Maximum allowable loan per participant — $50,000
	Various interest rates — 4.25% to 10.50%
	Primarily maturing within 5 years			10,840,454

				$658,138,674

*	Cost value is not required to be disclosed for participant-directed investments. The cost basis presented represents only the cost associated with the non-participant directed investment holdings.

**	Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost of Acquisitions	Proceeds of Dispositions
None.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV

LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Identity of Party Involved and Description of Assets	Total Number of Purchases	Total Value of Purchases	Total Number of Sales	Net Selling Price	Adjusted Cost of Assets Sold	Net Gain (Loss)
Single Transaction Exceeds 5% of Value: None.

Series of Transactions With Same Broker Exceeds 5% of Value: None.

Series of Transactions In Same Security Exceeds 5% of Value: None.

Single Transaction With One Broker Exceeds 5% of Value: None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 22nd day of June 2012.

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

/s/ Wayne A. Reschke

Wayne A. Reschke

The foregoing person is the Vice President – Human Resources of Alliant Energy Corporation and Alliant Energy Corporate Services, Inc., and the Chairperson of the Alliant Energy Corporation Total Compensation Committee.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FOR THE YEAR ENDED DECEMBER 31, 2011

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K

23	Consent of Independent Registered Public Accounting Firm	21